FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In accordance with the purchase agreement, dated as of March 29, 2012, Excel Maritime Carriers Ltd. (the "Company") issued a warrant in the form attached hereto as Exhibit 99.1 (the "Warrant") effective as of April 2, 2012 for the purchase of up to 2,700,000 shares of Class A common stock of the Company at the purchase price of $0.01 per share. This Form 6-K report and Exhibit 99.1 hereto is hereby incorporated by reference into the Company’s registration statement of the Company on Form F-3 (Reg. No. 333-168568), as amended, which was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date as of September 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

By: /s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos Chief Financial Officer

Dated: May 18, 2012

Exhibit 99.1

FORM OF WARRANT

THIS WARRANT AND THE SHARES OF CLASS A COMMON STOCK ISSUED UPON ANY EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

WARRANT

No. W – 1

For the Purchase of 2,700,000 Shares of Class A Common Stock
of Excel Maritime Carriers Ltd.

(Organized under the Laws of the Republic of Liberia)

This is to certify that, for value received, certain entities affiliated with the family of Mr. Gabriel Panayotides, or their permitted assigns (hereinafter called the "Warrantholder"), as further specified in the Purchase Agreement, to which Excel Maritime Carriers Ltd., a Liberian corporation (hereinafter called the "Company"), is a party, dated as of March 29, 2012, are entitled, subject to the terms and conditions hereinafter set forth, to purchase 2,700,000 shares of Class A common stock (the "Common Stock") of the Company, from the Company at the purchase price of $0.01 per share, and to receive a certificate or certificates for the shares so purchased.  This Warrant is first issued on May 18, 2012, effective as of April 2, 2012, and shall remain outstanding subject to the following terms and conditions.

1.           Terms and Exercise of Warrant

(a)           Exercise Period.  Subject to the terms of this Warrant, the Warrantholder shall have the right, at any time beginning on May 18, 2012 to purchase from the Company up to the number of fully paid and nonassessable shares of Common Stock which the Warrantholder may at the time be entitled to purchase pursuant to this Warrant.  Such shares of Common Stock and other shares that the Company may be required by the operation of Section 4 to issue upon the exercise hereof are referred to hereinafter as the "Warrant Shares."

(b)           Method of Exercise.  This Warrant shall be exercised by surrender to the Company, at 17th km of National Road Athens-Lamia & Finikos Street, 145 64, Nea Kifisia, Greece or at such other address as the Company may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company or such other address as the Warrantholder may designate in writing, of this Warrant certificate, together with the form of Election to Purchase, included as Exhibit "A" hereto, duly completed and signed, and upon payment to the Company of the Exercise Price (as defined in Section 3), for the number of Warrant Shares with respect to which this Warrant is then exercised together with all taxes and governmental fees and charges applicable upon such exercise.  Payment of the aggregate Exercise Price shall be made in cash or by certified check or cashier's check drawn on a financial institution reasonably acceptable to the Company, payable to the order of the Company.  In the event the Warrantholder elects to exercise only a portion of the number of Warrant Shares which the Warrantholder is entitled to purchase pursuant to this Warrant, the Company shall issue a new Warrant entitling the Warrantholder to purchase the remaining number of Warrant Shares not yet exercised (the “New Warrant”).

(c)           Share Issuance Upon Exercise.  Upon such surrender of this Warrant certificate and payment of such Exercise Price as aforesaid, the Company shall promptly thereafter issue to the Warrantholder in such name or names as the Warrantholder may designate in writing, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of the Warrant, together with cash, as provided in Section 5 hereof, with respect to any fractional Warrant Shares otherwise issuable upon such surrender.  Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of such Warrant Shares as of the close of business on the date of the surrender of this Warrant and payment of the Exercise Price, as aforesaid, notwithstanding that the certificates representing such Warrant Shares shall not actually have been delivered or that the transfer books of the Company shall then be closed.  Any Warrant Shares so issued will be subject to a lock-up period of nine (9) months commencing on April 2, 2012, during which time such Warrant Shares cannot be sold, transferred, loaned, pledged or otherwise disposed of, or transferred from, the except in a transaction that (a) is exempt from the registration requirements of U.S. federal and state securities laws, and (b) either (1) the disposition or transfer is to an affiliate of the Warrantholder or (2) the transferee agrees that the Warrant Shares shall be subject to the restrictions set forth herein, including, but not limited to, the restrictions set forth in this Section 1(c).

2.           Legend On Warrant Shares.

Each certificate for Warrant Shares initially issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered with the Securities Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), shall bear the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Act of the securities represented thereby) shall also bear the above legend unless, in the opinion of such counsel as shall be reasonably approved by the Company, the securities represented thereby need no longer be subject to such restrictions.

3.           Exercise Price.

The price per share at which Warrant Shares shall be purchasable on the exercise of this Warrant shall be $0.01 per Share, subject to adjustment pursuant to Section 4 hereof (originally and as adjusted, the "Exercise Price").

4.          Adjustment of Exercise Price and Number of Shares.

The number of Warrant Shares issuable upon the exercise of this Warrant Certificate and the Exercise Price shall be subject to adjustment from time to time upon the happening of certain events, as follows:

(a)  Merger.  If at any time there shall be a merger or consolidation of the Company with or into another corporation when the Company is not the surviving corporation, then, as part of such merger or consolidation, lawful provision shall be made so that the Warrantholder shall thereafter be entitled to receive upon exercise of rights herein granted, during the period specified herein and upon payment of the aggregate Exercise Price, the number of shares of stock or other securities or property of the successor corporation resulting from such merger or consolidation, to which a holder of the stock deliverable upon exercise of the rights granted in this Warrant would have been entitled in such merger or consolidation if such rights had been exercised immediately before such merger or consolidation.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Warrantholder after the merger or consolidation.  The Company will not effect any such merger or consolidation unless, prior to the consummation thereof, the successor corporation shall assume, by written instrument reasonably satisfactory in form and substance to the Warrantholder, the obligations of the Company under this Warrant.

(b)  Reclassification, Etc.  If the Company at any time shall, by combination or reclassification of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such combination, reclassification or other change.

(c)  Stock Dividends, Splits, Subdivisions or Combination of Shares.  If the Company at any time shall pay a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, split or subdivide its Common Stock, the Exercise Price shall be proportionately decreased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately increased.  If the Company at any time shall combine or reverse split its Common Stock, the Exercise Price shall be proportionately increased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately decreased.

(d)        No other Adjustments; Warrant Certificates.  Except as provided in this Section 4, no other adjustments in the Exercise Price or the number or kind of securities issuable upon exercise of this Warrant shall be made during the term of this Warrant or upon exercise of this Warrant.

Irrespective of any adjustments in the Exercise Price or the number or kind of securities issuable upon the exercise of this Warrant, the Warrant certificate or certificates theretofore or thereafter issued may continue to express the same price or number or kind of securities stated in this Warrant initially issuable hereunder.

5.           Fractional Interest.

The Company shall not be required to issue fractional shares upon exercise of this Warrant but shall pay an amount of cash equal to the then current trading price, or if there is no public market, cash equal to the then fair market value of the shares as reasonably determined by the Board of Directors of the Company, multiplied by such fraction.

6.           Transfers of Warrant.

(a)        Transfer, etc.  Subject to the provisions of Section 1(c) hereof, the Company shall from time to time register the transfer of this Warrant on its books and records upon surrender of this Warrant accompanied by a written instrument or instruments of transfer substantially in the form of Exhibit B attached hereto, duly executed by the registered holder or holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney or by the duly authorized agent, provided, however, that the Warrantholder shall have given at least three (3) Business Days prior notice thereof to the Company, which notice shall include the identity of the transferee.  Upon any such registration of transfer, a new Warrant shall be promptly issued to the transferee(s), in the denomination or denominations specified in such instrument of transfer, and if requested by the Warrantholder, the Company shall issue to the Warrantholder a new Warrant evidencing the portion of this Warrant not so transferred. This Warrant shall be surrendered by the Warrantholder and cancelled and disposed of by the Company. A Warrant, if properly transferred in compliance with this Section 6, may be exercised by a new holder for the receipt of shares of Common Stock without having a new Warrant issued.  Any Warrant transferred in accordance with Section 6 and any Warrant Shares issued thereunder shall be subject to all of the restrictions set forth herein.

(b)        Transferee.  Any person in possession of this Warrant properly endorsed and, if not the original holder hereof, to whom possession was transferred in accordance with the provisions of this Section 6 is authorized to represent himself as absolute owner hereof and is granted power to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior Warrantholder, taker or owner waives and renounces all of his equities or rights in this Warrant in favor of every such bona fide purchaser, and every such bona fide purchaser shall acquire title hereto and to all rights represented hereby.

(c)         Applicable Laws.  The Company shall not be required to register any transfer of this Warrant pursuant to Section 6 hereof if such registration or transfer violates applicable laws, including applicable United States or other securities laws.

7.           No Rights as Shareholder Conferred by Warrant.

This Warrant shall not entitle the Warrantholder to any of the rights of a holder of any common stock of the Company, including, without limitation, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Company or to exercise any voting rights.

8.           Notices.

Any notice given pursuant to this Warrant by the Company or by the Warrantholder shall be in writing and shall be deemed to have been duly given upon (a) transmitter's confirmation of the receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or (c) the expiration of five business days after the day when mailed by certified or registered mail, return receipt requested, postage prepaid at the following address: 17th km National Road Athens-Lamia & Finikos Street, 145 64, Nea Kifisia, Greece, Attn: Corporate Counsel.

If to the Warrantholder, then to the address of the Warrantholder in the Company's books and records.

Each party hereto may, from time to time, change the address to which notices to it are to be transmitted, delivered or mailed hereunder by written notice in accordance herewith to the other party.

9.           General Provisions.

(a)         Successors.  All the covenants and provisions of this Warrant shall bind and inure to the benefit of the respective executors, administrators, successors and assigns of the Warrantholder and the Company.

(b)         Choice of Law.  THIS WARRANT AND THE RIGHTS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY, PERFORMANCE, AND ENFORCEMENT, AND WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS.

(c)         Entire Agreement.  Except as provided herein, this Warrant, including exhibits, contains the entire agreement of the parties, and supersedes all existing negotiations, representations or agreements and other oral, written, or other communications between them concerning the subject matter of this Warrant.

(d)         Severability.  If any provision of this Warrant is unenforceable, invalid, or violates applicable law, such provision shall be deemed stricken and shall not affect the enforceability of any other provisions of this Warrant.

(e)         Captions.  The captions in this Warrant are inserted only as a matter of convenience and for reference and shall not be deemed to define, limit, enlarge, or describe the scope of this Warrant or the relationship of the parties, and shall not affect this Warrant or the construction of any provisions herein.

(f)          This Warrant may not be amended other than by a writing duly executed by each of the Warrantholder and the Company.

IN WITNESS WHEREOF, the Company caused this Warrant to be duly executed as of the date first above written.

EXCEL MARITIME CARRIERS LTD.

By: ______________________
Name: Pavlos Kanellopoulos
Title: Chief Financial Officer

EXHIBIT A

NOTICE OF EXERCISE

TO:           EXCEL MARITIME CARRIERS LTD.

(1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) The undersigned has paid or delivered to the Company $__________, the aggregate Exercise Price for ___________ shares of the Company’s Common Stock purchased herewith, in full in cash or by certified or official bank check or wire transfer.

(3) Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant Shares shall be delivered to the following:

_______________________________

_______________________________

_______________________________

(4)  Affiliate Status.  (A) The undersigned is/is not and (B) the person or entity in whose name the Warrant Shares are issued pursuant to Section 3 above is/is not an “affiliate” of the Company as defined in Rule 144 under the Securities Act of 1933, as amended. (Warrantholder to circle the appropriate response.)

[SIGNATURE OF WARRANTHOLDER]

Name of Warrantholder: ________________________________________________________________________
Signature of Authorized Signatory of Warrantholder: _________________________________________________
Name of Authorized Signatory: ___________________________________________________________________
Title of Authorized Signatory: ____________________________________________________________________
Date: ________________________________________________________________________________________

EXHIBIT B

EXCEL MARITIME CARRIERS LTD.

WARRANT TRANSFER FORM

       FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________ the attached Warrant and appoints the Secretary of Excel Maritime Carriers Ltd. (the “Company”) as its, his or her attorney to transfer said right on the books of the Company with full power of substitution in the premises.
Dated:

__________________________

___________________________
(Signature must conform in all
respects to name of Warrantholder as
specified on the face of the Warrant or on the Company’s
books and records)

__________________________
Address